                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-26952

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
For Period Ended: January 31, 2001
                 ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       N/A
                                                         -------------

Part I - Registrant Information


         Full Name of Registrant: Entrada Networks, Inc.
         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                10070 Mesa Rim Road, San Diego, CA 92121
         ----------------------------------------------------------
                  (City, State and Zip Code)


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]      (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule
12(b)-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant's annual report on Form 10-K cannot be filed within the prescribed time period because the Registrant's principal accounting officer and accountants require additional time to complete their review of the financial statements of the Registrant. The Registrant expects to complete the financial statements and file its annual report on Form 10-K on or before May 15, 2001.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

W. Raymond Felton, Esq.,
c/o Greenbaum Rowe Smith Ravin Davis & Himmel                   (732) 549-5600
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                   (Name)                                (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes [ ] No


         The Registrant completed a reverse merger on August 31, 2000 with Entrada Networks, Inc. The Registrant expects the results of operations to be reported in the subject report to be consistent with the Registrant's previously announced expectations.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                               Entrada Networks, Inc.
                                    -------------------------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 1, 2001                      By: /s/ Gilbert G. Goldbeck
     ----------------                      -------------------------------------
                                           Gilbert G. Goldbeck
                                           Vice President Finance and Operations
                                           Principal Accounting Officer

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